================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               CFI Mortgage, Inc.

                                (Name of Issuer)


                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)


                                   12526J 10 8

                                 (CUSIP Number)

                                  April 6, 2001

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]
     Rule 13d-1(b)
 [XX]
     Rule 13d-1(c)
 [   ]
     Rule 13d-1(d)
================================================================================
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 12526J 10 8

   1.
       Nikko Financial Services, Inc.
       Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       13-3937772

   2.
       Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)  XX

   3.
       SEC Use Only

   4.
       Citizenship or Place of Organization
       Delaware, USA

 Number of
 Shares
 Beneficially
 Owned by
 Each
 Reporting
 Person With
           5.
             Sole Voting Power 1,650,000

           6.
             Shared Voting Power -0-

           7.
             Sole Dispositive Power 1,650,000

           8.
             Shared Dispositive Power -0-

   9.
       Aggregate Amount Beneficially Owned by Each Reporting Person
       1,650,000

   10.
       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


   11.
       Percent of Class Represented by Amount in Row (11)
       9.7


   12.
       Type of Reporting Person (See Instructions)
       CO

CUSIP No. 12526J 10 8

   1.
       Nikko Americas Holding Co., Inc.
       Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       13-3940718

   2.
       Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)  XX

   3.
       SEC Use Only

   4.
       Citizenship or Place of Organization
       Delaware, USA

 Number of
 Shares
 Beneficially
 Owned by
 Each
 Reporting
 Person With
           5.
             Sole Voting Power Disclaimed (see 9 below)

           6.
             Shared Voting Power -0-

           7.
             Sole Dispositive Power  Disclaimed (see 9 below)

           8.
             Shared Dispositive Power -0-

   9.
       Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial Ownership of all shares is disclaimed by Nikko Americas Holding Co., Inc.

   10.
       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


   11.
       Percent of Class Represented by Amount in Row (11)
       Not applicable (see 9 above)


   12.
       Type of Reporting Person (See Instructions)
       HC

CUSIP No. 12526J 10 8

   1.
       Nikko Securities Global Holdings Ltd.
       Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Not Applicable

   2.
       Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)  XX

   3.
       SEC Use Only

   4.
       Citizenship or Place of Organization
       United Kingdom

 Number of
 Shares
 Beneficially
 Owned by
 Each
 Reporting
 Person With
           5.
             Sole Voting Power Disclaimed (see 9 below)

           6.
             Shared Voting Power -0-

           7.
             Sole Dispositive Power  Disclaimed (see 9 below)

           8.
             Shared Dispositive Power -0-

   9.
       Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial Ownership of all shares is disclaimed by Nikko Securities Global Holdings, Ltd.

   10.
       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


   11.
       Percent of Class Represented by Amount in Row (11)
       Not applicable (see 9 above)


   12.
       Type of Reporting Person (See Instructions)
       HC

CUSIP No. 12526J 10 8

   1.
       The Nikko Securities Co., Ltd.
       Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Not Applicable

   2.
       Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)  XX

   3.
       SEC Use Only

   4.
       Citizenship or Place of Organization
       Japan

 Number of
 Shares
 Beneficially
 Owned by
 Each
 Reporting
 Person With
           5.
             Sole Voting Power Disclaimed (see 9 below)

           6.
             Shared Voting Power -0-

           7.
             Sole Dispositive Power  Disclaimed (see 9 below)

           8.
             Shared Dispositive Power -0-

   9.
       Aggregate Amount Beneficially Owned by Each Reporting Person
       Beneficial Ownership of all shares is disclaimed by The Nikko Securities Co., Ltd.

   10.
       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


   11.
       Percent of Class Represented by Amount in Row (11)
       Not applicable (see 9 above)

   12.
       Type of Reporting Person (See Instructions)
       OO (Foreign Broker Dealer/Indirect Parent Company/Control Person Corporation)

CUSIP No. 12526J 10 8

Item 1.

         (a)
            Name of Issuer
             CFI Mortgage, Inc.

         (b)
            Address of Issuer's Principal Executive Offices
             631 U.S. Highway #1, Suite 309
             North Palm Beach, FL 33408

 Item 2.

         (a)
            Name of Person Filing
             Nikko Financial Services, Inc. ("NFS"), Nikko Americas Holding Co., Inc. ("NAH"), Nikko
             Securities Global Holdings Ltd. ("NSGH") and The Nikko Securities Co., Ltd. ("NS").
             NFS is a wholly-owned subsidiary of NAH; NAH is a wholly-owned subsidiary of
             NSGH; NSGH is a wholly-owned subsidiary of NS.
             NFS is the relevant subsidiary in the acquisition of the CFI Mortgage Inc. common stock.

         (b)
            Address of Principal Business Office or, if none, Residence

            NFS:           One World Trade Center
                           Suite 7923
                           New York, NY 10048

            NAH:           One World Trade Center
                           Suite 7923
                           New York, NY 10048

            NSGH:          55 Victoria Street
                           London SW 1H OEU

            NS:            5 Nihonbashi Kabuto-cho 6-chome
                           Chou-ku, Tokyo 100-8325, Japan

         (c)
            Citizenship

            NFS:           Delaware, USA

            NAH:           Delaware, USA

            NSGH:          United Kingdom

            NS:            Japan

         (d)
            Title of Class of Securities
             Common Stock, par value $0.01 per share

         (e)
            CUSIP Number
             12526J 10 8

 Item 3.
         If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not Applicable

         (a)
            [   ]
                Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)
            [   ]
                Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c)
            [   ]
                Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d)
            [   ]
                Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)
            [   ]
                An investment adviser in accordance withss.240.13d-1(b)(1)(ii)
                (E);

         (f)
            [   ]
                An employee benefit plan or endowment fund in accordance with
              ss.240.13d-1(b)(1)(ii)(F);

         (g)
            [   ]
                A parent holding company or control person in accordance withss. 240.13d-1(b)(1)(ii)(G);

         (h)
            [   ]
                A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)
            [   ]
                A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)
            [   ]
                Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

 Item 4.
         Ownership.
 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)
            Amount beneficially owned:

             NFS beneficially owns 1,650,000 shares of Common Stock. Except as disclosed in this Item 4(a), none of NFS, NAH, NSGH and NS beneficially owns any securities of the Issuer.

         (b)
            Percent of class:

             NFS beneficially owns 9.7% of the Common Stock. Beneficial ownership of all shares of the Common Stock is disclaimed by each of NAH, NSGH and NS.

         (c)
            Number of shares as to which the person has:

            (i)
                Sole power to vote or to direct the vote.

                 NFS has the sole power to vote or to direct the voting of 1,650,000 shares of the Common Stock. Except as disclosed in this Item 4(c)(i), none of NFS, NAH, NSGH and NS has the sole power to vote or to direct the voting of any shares of the Common Stock.

            (ii)
                Shared power to vote or to direct the vote.

                None of NFS, NAH, NSGH and NS has shared power to vote or to direct the voting of any shares of the Common Stock.


            (iii)
                Sole power to dispose or to direct the disposition of.

                NFS has the sole power to dispose or to direct the disposition of 1,650,000 shares of the Common Stock. Except as disclosed in this Item 4 (c)(iii), none of NFS, NAH, NSGH and NS has the sole power to dispose or direct the disposition of any shares of the Common Stock.

            (iv)
                Shared power to dispose or to direct the disposition of .

                None of NFS, NAH, NSGH and NS has shared power to dispose or to direct the disposition of any shares of the Common Stock.


Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d3(d)(1).

 Item 5.
         Ownership of Five Percent or Less of a Class
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

 Instruction: Dissolution of a group requires a response to this item.

 Item 6.
         Ownership of More than Five Percent on Behalf of Another Person.

 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

 Item 7.
         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Item 2(a)

 Item 8.
         Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

 Item 9.
         Notice of Dissolution of Group
 Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

 Item 10.
         Certification Pursuant toss.240.13d-1(c):


                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Nikko Financial Services, Inc.

                                       Dated: April 9, 2001

                                       By:/s/ Masao Matsuda
                                          ------------------------------
                                       Name:  Masao Matsuda
                                       Title: Member, Board of Directors

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Nikko Americas Holding Co., Inc.

                             Dated: April 9, 2001

                             By:/s/ Masao Matsuda
                                ------------------------------
                             Name:  Masao Matsuda
                             Title: Chairman of the Board of Directors and
                                    President

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Nikko Securities Global Holdings Ltd.

                                    Dated: April 9, 2001

                                    By:_____________________
                                    Name:  _________________
                                    Title:   __________________

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    The Nikko Securities Co. Ltd.

                                    Dated: April 9, 2001

                                    By:_____________________
                                    Name:  _________________
                                    Title:  __________________

                                  EXHIBIT INDEX


Exhibit No.         Exhibit

    1               Joint Filing Agreement